LOS ANGELES SINGAPORE SELANGOR PENANG BANGKOK SUZHOU SHANGHAI

March 2, 2009
Eric Atallah Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20002
Re: Trio-Tech International Form 10-K for the fiscal year ended June 30, 2008 File No. 1-14523

Dear Mr. Atallah:

Reference is made to your comment letter, dated January 30, 2009 to our Company, Trio-Tech International, Inc. (the “Company”), relating to Form 10-K for the fiscal year ended June 30, 2008, which was filed on September 26, 2008 (the “Comment Letter”).

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the comments contained in the Comment Letter followed by our response thereto.

Form 10-K for the fiscal year ended June 30, 2008

Note11-Adoption of FIN 48, page 58

1.
We note that you recorded a charge of $256,000 to opening retained earnings as a result of implementing FIN 48. We do not see this adjustment on your statement of shareholder’s equity on page 45. Please clarify for us how his adjustment was recorded and revise future filings accordingly. Refer to paragraph 23 of Fin 48.

Our Response:

We believe that the above statement, recording a charge of $256,000 to opening retained earnings as a result of implementing FIN 48, was incorrect.  In fact, we did not change the opening retained earnings as a result of implementing FIN 48. The Company has no uncertain tax positions, except the potential non-deductible corporate management fees that the corporate office allocates to and collects from its subsidiaries in Singapore for those expenses incurred by corporate for the benefit of the whole organization.

Due to the limited tax technical guidance of the Singapore tax law, the Company believes that a portion of these management fees are not “more likely than not” allowable for a tax deduction. Based on the suggestions from tax experts that are experienced with this similar expense at other companies, approximately 35% of these corporate management fees may potentially be disallowed as a tax deduction.  The remaining 65% of the fees has a greater than 50% likelihood of being allowable.

Before the implementation of FIN 48, the Company applied the effective tax rate to 35% of the management fees that are uncertain as income tax expenses in the income statement and recorded the deferred liabilities in the long-term liability section of its balance sheet. On July 1, 2007, the Company adopted the provisions of FIN 48 and classified the unrecognized income tax benefits of $256,000 from deferred liabilities to income tax payable in the current liability section of its balance sheet.

The Company has revised its FIN 48 disclosure in the Form 10-Q for the quarter ended December 31, 2008, stating that there was no change in the beginning retained earnings as a result of implementing FIN 48, which was filed on February 23, 2009, and will make appropriate disclosure in its future filings.

Form 10-Q for the quarter ended September 30, 2008

Condensed Consolidation Balance Sheet, page2

2.
We note that during your most recent fiscal year, and subsequent interim period since the completion of the your 2008 fiscal year, the Company’s common share price and its related market capitalization has significantly declined and totaled approximately $16.4 million at June 30, 2008. We further note that your revenues have been decreasing and that you have incurred operating losses since the third quarter of 2008. Finally, we note that in the third quarter of fiscal year 2008, one of your major customers ceased its contract with you. Tell us how you have considered each of these events in applying the guidance in paragraph 8 of SFAS 144 at each of June 30, 2008 and September 30, 2008.

Our response:

In the third quarter of fiscal 2008, one of our major customers ceased their advanced burn-in testing service contracts at our Singapore subsidiary only.  This major customer still had a testing contract with us in our Suzhou operation and we continued to manufacture testing equipment for them in the Singapore operation.  Management considered this a triggering event and immediately reviewed its assets in the Singapore operation affected by the termination of these contracts.  In the third quarter ended March 31, 2008, the Company recorded an impairment loss of $221,000 related to all the assets located in Singapore associated with the terminated contract from this major customer. .  These assets were determined to have no salvage value since they were specifically designed for the testing service for that major customer, therefore, their carrying value was written to zero.  This impairment amount was based on the facts and circumstances known by the Company at that time. Due to decreased revenue from other testing contracts in the Shanghai and Singapore operations in the third quarter of fiscal 2008, management also reviewed other testing assets in all other locations.  Based on our discounted cash flow analysis for all locations, certain other testing assets were also impaired due to a decrease in our backlog and projected future sales in our Singapore and Shanghai locations. These assets were also determined to have no salvage value since they were also specifically designed for a certain type of testing service for that major customer.  Another impairment loss of $220,000 was recorded for these assets.  All of the other remaining testing assets were reviewed and determined to have adequate cash flow to support their book value at that time.

The Company reviewed all operations and assets at year-end as required under SFAS 144, and no additional impairments were considered necessary based on the facts and circumstances at that time.  During the first quarter of 2009, as our Shanghai operation was not meeting forecasted revenues, management reviewed the remaining assets in the Shanghai operation for impairment.  During that time, the same major customer announced in their press release the creation of a U.S. based leading-edge semiconductor manufacturing facility to address growing demand for independent, leading-edge foundry production capabilities.  Furthermore, the Company’s only competitor in China decided to shut down its facility in Shanghai.  After discussion with that same major customer, management estimated that after that major customer ceased its testing contract with us in Singapore, it may relocate its manufacturing and testing from Singapore to Shanghai for certain products to reduce its import tax and also the transportation costs, as their customers are mainly based in China.  Based on our forecast of securing orders from this major customer at our Shanghai operation, we expected our Shanghai operation would continue to generate sufficient cash flow from its testing assets to recover their net book value.  Since the net book value of our Shanghai operation testing assets as of June 30, 2008 and September 30, 2008 was lower than the forecasted future cash flows for the period from fiscal 2009 to fiscal 2011, no impairment was considered necessary.

Affected by the negative impact of the international economic financial crisis and the semiconductor industry recession, the decline trend of demands for electronic products and semiconductor equipment has been continued.  The business activities in all our operations began experiencing declines, and based on our analysis, the sharp decline during the second quarter of fiscal 2009 was a triggering event for impairment testing at some of our operations.  At our largest location, Singapore, and in Malaysia and Thailand, the carrying amount of the remaining assets are still recoverable through the estimated undiscounted cash flows expected from the use and eventual disposition of all the testing and manufacturing assets.  In reviewing the remaining assets in the Shanghai and Suzhou operations, the Company concluded an additional impairment was necessary during the second quarter of 2009.  This was based on a recently available indicator from communications with our major customer and also its financial report, which indicated that its need for testing service continued to decline in the second quarter of fiscal 2009.  At this time, management realized that this major customer would likely not sign new contracts with us in the Shanghai operation related to the relocation of its manufacturing facility from Singapore to China.  Management also concluded the customer would not continue its contract with our Suzhou operation. Management revised the expected future cash flows analysis accordingly for the testing assets located in Suzhou and all assets in Shanghai.  The assets in Shanghai and certain identified testing equipment in Suzhou were determined to have no salvage value due to their specific design, and were therefore written down to zero.  Consequently, an aggregate impairment loss of $520,000 was recorded in the second quarter of fiscal 2009. The other assets in Suzhou which are currently used to provide line support, maintenance and training service for that major customer are still generating revenue and the expected cash flows are sufficient to recover the book carrying amount of these assets.

Management continues to do a review of all long lived assets in all other subsidiaries at the end of each reporting period whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets under SFAS 144.  When such events happen, a three-year forecast of undiscounted cash flows is prepared and compared to the net book value of the fixed assets of these subsidiaries.  As the carrying amount of these assets are still recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset, no impairment loss was recorded in other subsidiaries in Singapore, Thailand, Chongqing, China, the U.S. or Malaysia locations.

Note 2-New Accounting Pronouncements, page 6

3.
We do not see where you have provided the disclosure required by SFAS 157. This standard became effective for you on July 1, 2008. Paragraph 39 of SFAS 157 indicated that in the initial period of adoption, all of the disclosure required by paragraphs 32-35 of SFAS 157, including those that relate to annual periods only, should be provide. Please provide the disclosure required by SFAS 157 for your short term deposits and loans payable in your next Form 10-Q.

Our Response:

Effective July 1, 2008, the Company adopted the provisions of SFAS 157 as it relates to financial assets and financial liabilities. The adoption of SFAS 157 did not have a material effect on our results of operations, financial position or liquidity.

The Company’s short-term deposits are fixed rate deposits.  Since the valuations are based on quoted prices that are readily and regularly available in an active market, the valuation of these short-term deposits does not entail a significant degree of judgment.  The book value of the short-term deposits in the Company’s balance sheet reflects its fair market value.

The above disclosure required by SFAS 157 is disclosed in the Form 10-Q for the quarter ended December 31, 2008, which was filed on February 23, 2009, and will be contained in future filings as appropriate.

The Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 as of July 1, 2008.  SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. We did not elect the fair value option for the Company’s loans payable. Therefore, valuation of the Company’s loans payable is not affected by the adoption of SFAS 157 and SFAS 159.

Very truly yours,

/s/ VICTOR TING
Victor H. M. Ting, Chief Financial Officer